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                                March 5, 2024

       Xiaozhong Lin
       Chief Executive Officer
       MaxsMaking Inc.
       Room 903, Building 2, Kangjian Business Plaza
       No. 1288 Zhennan Road
       Putuo District, Shanghai, China, 200331

                                                        Re: MaxsMaking Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
7, 2024
                                                            CIK No. 0002008007

       Dear Xiaozhong Lin:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Filed February 7, 2024

       Cover Page

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a subsidiary or other entity. Disclose clearly the entity
                                                        (including the
domicile) in which investors are purchasing an interest.
       Risks Related to Doing Business in China, page 6

   2. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the
majority of the company   s operations in China poses to investors.
                                                        In particular, describe
the significant regulatory, liquidity, and enforcement risks with
 Xiaozhong Lin
MaxsMaking Inc.
March 5, 2024
Page 2
         cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 18

3.       Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Our leased property interests and title to certain land and buildings we own may be defective..., page 33
FirstName LastNameXiaozhong Lin
4. We note your disclosure that "our lease contract may be deemed invalid because the lessor
Comapany
       doesNameMaxsMaking       Inc.certificate." Please update your disclosure
to identify actions
            not have the legal title
March planned  or taken,
       5, 2024 Page  2 if any, to mitigate this risk.
FirstName LastName
 Xiaozhong Lin
FirstName  LastNameXiaozhong Lin
MaxsMaking   Inc.
Comapany
March      NameMaxsMaking Inc.
       5, 2024
March3 5, 2024 Page 3
Page
FirstName LastName
We depend on a few major customers..., page 36

5. We note your disclosure that "[f]our major customers, each accounting for more than 10%
         of our total revenue individually, contributed to an aggregate of 27.28% of our revenue for the fiscal year ended October 31, 2023." Please revise or clarify. Our business is sensitive to economic conditions..., page 37

6. We note your disclosure stating that your business is sensitive to economic conditions, including inflation. We also note your disclosure on page 70 stating that the decrease in revenue during your most recent fiscal year is attributed to, among other factors, inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, identify actions planned or taken, if any, to mitigate inflationary pressures.
Use of Proceeds, page 58

7. We note that you intend to use the proceeds from this offering, among other purposes, for the construction of production facilities and expansion of your scale of production through upgrades and purchases of new production equipment. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Refer to Item 3.C. of Form 20-F.
Our ability to effectively manage our supply chain, page 69

8. We note your disclosure that "global lockdowns and transport restrictions caused disruptions in supply chain and logistics during the fiscal year ended October 31, 2023, which adversely affected our raw material procurement and product sales." Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing